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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND

                                  SCHEDULE 13D
                            ------------------------
                           MILGRAY ELECTRONICS, INC.
                           (NAME OF SUBJECT COMPANY)
                            ------------------------

                             BELL INDUSTRIES, INC.
                              ME ACQUISITION, INC.
                                   (BIDDERS)

                    COMMON STOCK, PAR VALUE $0.25 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  599751 10 4
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                                TRACY A. EDWARDS
                          11812 SAN VICENTE BOULEVARD
                       LOS ANGELES, CALIFORNIA 90049-5022
                                 (310) 826-2355
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)
                            ------------------------

                                WITH A COPY TO:

                             ANDREW W. GROSS, ESQ.
                              IRELL & MANELLA LLP
                      1800 AVENUE OF THE STARS, SUITE 600
                       LOS ANGELES, CALIFORNIA 90067-4276
                           TELEPHONE: (310) 277-1010

                           CALCULATION OF FILING FEE

         Transaction valuation*                          Amount of Filing fee**
----------------------------------------        ----------------------------------------
              $100,039,810                                      $20,008

* For purposes of calculating the filing fee only. This calculation assumes the purchase of 6,773,176 shares of Common Stock, $.25 par value per share, of Milgray Electronics, Inc. at $14.77 net per share in cash.

** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash offered by ME Acquisition, Inc. for such number of shares.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

         Amount Previously Paid: Not                   Form or Registration No.: Not
                  applicable.                                   applicable.
        Filing Party: Not applicable.                   Date Filed: Not applicable.

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

-----------------------------------------------                        -----------------------
             CUSIP NO. 599751 10 4                      14D-1           Page  2 of 539 Pages
-----------------------------------------------                        -----------------------
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   1.  NAMES OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Bell Industries, Inc.
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   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
       (a) [X]
       (b) [ ]
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   3.  SEC USE ONLY
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   4.  SOURCES OF FUNDS (SEE INSTRUCTIONS)
       BK
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   5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(e) or 2(f)
       [ ]
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   6.  CITIZENSHIP OR PLACE OF ORGANIZATION
       California
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   7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       3,742,064 (See Section 11 of the Offer to Purchase dated December 4, 1996 filed as Exhibit (a)(1) hereto)
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   8.  [ ] CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES CERTAIN SHARES
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   9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7
       55.2%
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  10.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
       HC and CO
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

-----------------------------------------------                        -----------------------
             CUSIP NO. 599751 10 4                      14D-1           Page  3 of 539 Pages
-----------------------------------------------                        -----------------------
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  11.  NAMES OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       ME Acquisition, Inc.
---------------------------------------------------------------------------------------------
  12.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
       (a) [X]
       (b) [ ]
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  13.  SEC USE ONLY
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  14.  SOURCES OF FUNDS (SEE INSTRUCTIONS)
       AF
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  15.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(e) or 2(f)
       [ ]
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  16.  CITIZENSHIP OR PLACE OF ORGANIZATION
       New York
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  17.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       3,742,064 (See Section 11 of the Offer to Purchase dated December 4, 1996 filed as Exhibit (a)(1) hereto)
---------------------------------------------------------------------------------------------
  18.  [ ] CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES CERTAIN SHARES
---------------------------------------------------------------------------------------------
  19.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7
       55.2%
---------------------------------------------------------------------------------------------
  20.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
       CO
---------------------------------------------------------------------------------------------

     This Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") also constitutes a Statement on Schedule 13D with respect to the acquisition by ME Acquisition, Inc. and Bell Industries, Inc. of beneficial ownership of the shares of Common Stock referred to on the cover hereof. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Milgray Electronics, Inc., a New York corporation (the "Company"). The address of the Company's principal executive offices is 77 Schmitt Boulevard, Farmingdale, New York 11725.

     (b) This Schedule 14D-1 relates to the offer by ME Acquisition, Inc. ("Purchaser"), a New York corporation and direct wholly owned subsidiary of Bell Industries, Inc. ("Parent"), a California corporation, to purchase all outstanding shares of common stock, $0.25 par value per share (the "Shares"), of the Company, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 4, 1996 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer") at a purchase price of $14.77 per Share, net to the seller in cash. At November 26, 1996, 6,773,176 Shares were outstanding. The information set forth under "INTRODUCTION" in the Offer to Purchase annexed hereto as Exhibit (a)(1) is incorporated herein by reference.

     (c) The information set forth under "THE TENDER OFFER -- Price Range of Shares; Dividends" in the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(d); (g) This Schedule 14D-1 is being filed by Purchaser and Parent. The information set forth under "INTRODUCTION" and "THE TENDER OFFER -- Certain Information Concerning Purchaser and Parent" in the Offer to Purchase and
Schedule I thereto is incorporated herein by reference.

     (e)-(f) During the last five years, none of Purchaser or Parent, or any persons controlling Purchaser, or, to the best knowledge of Purchaser or Parent, any of the persons listed on Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or State securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a)-(b) The information set forth under "INTRODUCTION," "THE TENDER
OFFER -- Certain Information Concerning the Company," "-- Certain Information Concerning Purchaser and Parent," "-- Background of the Offer; Contacts with the Company" and "-- Purpose of the Offer; Plans for the Company; Merger Agreement; Tender Agreement" in the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth under "INTRODUCTION" and "THE TENDER OFFER -- Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(e) The information set forth under "INTRODUCTION," "THE TENDER
OFFER -- Background of the Offer; Contacts with the Company" and "-- Purpose of the Offer; Plans for the Company; Merger Agreement; Tender Agreement" in the Offer to Purchase is incorporated herein by reference.

     (f)-(g) The information set forth under "INTRODUCTION" and "THE TENDER OFFER -- Effect of the Offer on the Market for the Shares; NNM Quotation and Exchange Act Registration" in the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) The information set forth under "THE TENDER OFFER -- Purpose of the Offer; Plans for the Company; Merger Agreement; Tender Agreement" in the Offer to Purchase is incorporated herein by reference.

     (b) Not applicable.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth under "INTRODUCTION," "THE TENDER
OFFER -- Background of the Offer; Contacts with the Company" and "-- Purpose of the Offer; Plans for the Company; Merger Agreement; Tender Agreement" in the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth under "THE TENDER OFFER -- Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth under "THE TENDER OFFER -- Certain Information Concerning Purchaser and Parent" in the Offer to Purchase is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

     (a) Not applicable.

     (b)-(c) The information set forth under "INTRODUCTION" and "THE TENDER OFFER -- Regulatory Approvals; State Takeover Laws" in the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth under "THE TENDER OFFER -- Effect of the Offer on the Market for the Shares; NNM Quotation and Exchange Act Registration" in the Offer to Purchase is incorporated herein by reference.

     (e) The information set forth under "THE TENDER OFFER -- Regulatory Approvals; State Takeover Laws" in the Offer to Purchase is incorporated herein by reference.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

    (a)(1)      Offer to Purchase dated December 4, 1996.
    (a)(2)      Letter of Transmittal.
    (a)(3)      Notice of Guaranteed Delivery.
    (a)(4)      Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
                Nominees.
    (a)(5)      Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
                Companies and Other Nominees.
    (a)(6)      Guidelines for Certification of Taxpayer Identification Number on Substitute
                Form W-9.

    (a)(7)      Text of joint Press Release issued by Parent and the Company on November 27,
                1996.
    (a)(8)      Form of Summary Advertisement, dated December 4, 1996.
    (a)(9)      Letter to shareholders of the Company, dated December 4, 1996.
    (b)         Commitment Letter, dated October 2, 1996, from Union Bank of California, N.A.
                to Parent (as supplemented by that certain letter agreement between Union
                Bank of California, N.A. and Parent dated November 13, 1996).
    (c)(1)      Agreement and Plan of Merger, dated as of November 26, 1996, by and among
                Parent, Purchaser and the Company.
    (c)(2)      Tender Agreement, dated as of November 26, 1996, by and among Parent,
                Purchaser and Herbert S. Davidson.
    (c)(3)      Employment Agreement by and between Parent and Herbert S. Davidson, dated as of November 26, 1996.
    (c)(4)      Employment Agreement by and between Parent and Richard Hyman, dated as of
                November 26, 1996.
    (c)(5)      Employment Agreement by and among Parent, the Company and John Tortorici, dated as of November 26, 1996.
    (c)(6)      Employment Agreement by and among Parent, the Company and Gary Adams, dated as of November 26, 1996.
    (c)(7)      Employment Agreement by and among Parent, the Company and Andrew Epstein, dated as of November 26, 1996.
    (c)(8)      Employment Agreement by and among Parent, the Company and James Darren
                O'Donnell, dated as of November 26, 1996.
    (c)(9)      Employment Agreement by and among Parent, the Company and Steven Sokoloff, dated as of November 26, 1996.
    (c)(10)     Employment Agreement by and among Parent, the Company and Elliot Schnabel, dated as of November 26, 1996.
    (c)(11)     Employment Agreement by and among Parent, the Company and Thomas Woolf, dated as of November 26, 1996.
    (d)         Not applicable.
    (e)         Not applicable.
    (f)         Not applicable.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct and agree that this Statement may be filed collectively with ME Acquisition, Inc.

Dated: December 4, 1996

                                          BELL INDUSTRIES, INC.

                                          By:      /s/  TRACY A. EDWARDS

                                            ------------------------------------
                                            Name:  Tracy A. Edwards
                                            Title:   Vice President

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct and agree that this Statement may be filed collectively with Bell Industries, Inc.

Dated: December 4, 1996

                                          ME ACQUISITION, INC.

                                          By:      /s/  TRACY A. EDWARDS

                                            ------------------------------------
                                            Name:  Tracy A. Edwards
                                            Title:   Vice President

                                 EXHIBIT INDEX

    EXHIBIT
      NO.
    -------
    (a)(1)      Offer to Purchase dated December 4, 1996.
    (a)(2)      Letter of Transmittal.
    (a)(3)      Notice of Guaranteed Delivery.
    (a)(4)      Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
                Nominees.
    (a)(5)      Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
                Companies and Other Nominees.
    (a)(6)      Guidelines for Certification of Taxpayer Identification Number on Substitute
                Form W-9.
    (a)(7)      Text of joint Press Release issued by Parent and the Company on November 27,
                1996.
    (a)(8)      Form of Summary Advertisement, dated December 4, 1996.
    (a)(9)      Letter to shareholders of the Company, dated December 4, 1996.
    (b)         Commitment Letter, dated October 2, 1996, from Union Bank of California, N.A.
                to Parent (as supplemented by that certain letter agreement between Union
                Bank of California, N.A. and Parent dated November 13, 1996).
    (c)(1)      Agreement and Plan of Merger, dated as of November 26, 1996, by and among
                Parent, Purchaser and the Company.
    (c)(2)      Tender Agreement, dated as of November 26, 1996, by and among Parent,
                Purchaser and Herbert S. Davidson.
    (c)(3)      Employment Agreement by and between Parent and Herbert S. Davidson, dated as of November 26, 1996.
    (c)(4)      Employment Agreement by and between Parent and Richard Hyman, dated as of
                November 26, 1996.
    (c)(5)      Employment Agreement by and among Parent, the Company and John Tortorici, dated as of November 26, 1996.
    (c)(6)      Employment Agreement by and among Parent, the Company and Gary Adams, dated as of November 26, 1996.
    (c)(7)      Employment Agreement by and among Parent, the Company and Andrew Epstein, dated as of November 26, 1996.
    (c)(8)      Employment Agreement by and among Parent, the Company and James Darren
                O'Donnell, dated as of November 26, 1996.
    (c)(9)      Employment Agreement by and among Parent, the Company and Steven Sokoloff, dated as of November 26, 1996.
    (c)(10)     Employment Agreement by and among Parent, the Company and Elliot Schnabel, dated as of November 26, 1996.
    (c)(11)     Employment Agreement by and among Parent, the Company and Thomas Woolf, dated as of November 26, 1996.
    (d)         Not applicable.
    (e)         Not applicable.
    (f)         Not applicable.